SCHEDULE 13D

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and

Amendments Thereto Filed Pursuant to Rule 13d-2(a)

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Under the Securities Exchange Act of 1934

(Amendment No.   4   )*

Scanner Technologies Corporation
(Name of Issuer)

Common Stock
(Title of Class of Securities)

80603Q 10 5
(CUSIP Number)

Elwin M. Beaty 14505 21st Avenue N., #220 Minneapolis, MN 55447
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 11, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 4 Pages

CUSIP No. 80603Q 10 5	13D	Page 2 of 4 Pages

1		NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Elwin M. Beaty
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐

3		SEC USE ONLY

4		SOURCE OF FUNDS (SEE INSTRUCTIONS)
N/A
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6		CITIZENSHIP OR PLACE OF ORGANIZATION
U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,366,343 shares (includes 975,000 shares which may be purchased upon exercise of currently exercisable options).

	8	SHARED VOTING POWER

	9	SOLE DISPOSITIVE POWER 3,366,343 shares (includes 975,000 shares which may be purchased upon exercise of currently exercisable options).

	10	SHARED DISPOSITIVE POWER

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,366,343 shares (includes 975,000 shares which may be purchased upon exercise of currently exercisable options).

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☒
Does not include 2,391,343 shares and options to purchase 975,000 shares held by reporting person’s spouse, as to all of which reporting person disclaims beneficial ownership.
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
27.5%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

Item 1.	Security and Issuer.

No change.

Item 2.	Identity and Background.

(a)-(f) No change.

Item 3.	Source and Amount of Funds or Other Consideration.

No change.

Item 4.	Purpose of Transaction.

This section is amended and supplemented to add the following:

This amendment is being filed to report an increase of shares of Common Stock held by the Reporting Person due to the Reporting Person’s right to acquire an additional 500,000 shares upon the exercise of options which are currently exercisable. On January 11, 2008, a five-year stock option to purchase 500,000 shares of the Issuer’s Common Stock at $0.077 per share was granted by the Issuer to the Reporting Person, which option is immediately exercisable.

Item 5.	Interest in Securities of the Issuer.

The Reporting Person beneficially owns an aggregate of 3,366,343 shares of Common Stock of the Issuer, representing 27.5% of the shares of Common Stock of the Issuer. Such amount does not include 2,391,343 shares and options to purchase 975,000 shares held by the Reporting Person’s spouse, as to all of which the Reporting Person disclaims beneficial ownership. Of the shares beneficially owned by the Reporting Person, 2,391,343 shares are held directly by the Reporting Person and 975,000 shares are obtainable upon exercise of options which are currently exercisable. The options were granted pursuant to the Issuer’s 2004 Equity Incentive Plan. The Reporting Person has sole voting and dispositive power over all of the Common Stock and rights to acquire Common Stock currently owned by him.

On December 14, 2007, the Reporting Person purchased 80,000 shares in an open market transaction at a price of $0.065 per share. On December 27, 2007, he disposed of 80,000 shares by gift. Except as described in this paragraph and in Item 4 above, the Reporting Person has not engaged in any transaction during the past 60 days in any securities of the Issuer.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

This section is amended and supplemented to add the following:

The Issuer and the Reporting Person entered into option agreements dated January 24, 2007 and January 11, 2008, which option agreements are the standard form of agreement between the Issuer and optionees receiving stock options under the 2004 Equity Incentive Plan.

Item 7.	Material to be Filed as Exhibits.

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 8, 2008

/s/ Elwin M. Beaty
Elwin M. Beaty